Exhibit 99.1

Stratasys Releases Second Quarter 2021 Financial Results

●	Revenue of $147.0 million
●	GAAP net loss of $20.2 million, or $0.31 per diluted share, and non-GAAP net loss of $1.6 million, or $0.02 per diluted share
●	Generated $5.6 million of cash from operations
●	Furthering penetration into Healthcare - introduced J5 MediJet medical 3D printer
●	$522.7 million cash and equivalents and no debt at quarter end

MINNEAPOLIS & REHOVOT, Israel--(BUSINESS WIRE) - August 5, 2021 Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the second quarter of 2021.

Second Quarter 2021 Financial Results Summary Compared to Second Quarter 2020:

●	Revenue of $147.0 million compared to $117.6 million.
●	GAAP gross margin was 43.0%, compared to 37.2%.
●	Non-GAAP gross margin was 47.5%, compared to 45.4%.
●	GAAP operating loss was $22.7 million, compared to an operating loss of $29.3 million.
●	Non-GAAP operating loss was $2.6 million, compared to an operating loss of $8.1 million.
●	GAAP net loss was $20.2 million, or $0.31 per diluted share, compared to a net loss of $28.0 million, or $0.51 per diluted share.
●	Non-GAAP net loss was $1.6 million, or $0.02 per diluted share, compared to a net loss of $7.4 million, or $0.13 per diluted share.
●	Adjusted EBITDA was $3.5 million, compared to $(1.6) million.
●	Cash provided by operations of $5.6 million, compared to cash use of $9.7 million.

Dr. Yoav Zeif, Stratasys’s Chief Executive Officer stated, “Our strong second quarter results were highlighted by a 25% year over year revenue improvement with growth from all regions and all business lines. Our focus on manufacturing gained further traction, we increased the monetization and ecosystem partnerships of our software business, and we expanded our medical and dental offerings, advancing our plans for further penetration in the healthcare industry.”

Dr. Zeif continued, “The transition of the 3D printing industry from prototyping to mass production is ongoing, and our commitment to being the first choice in polymer 3D printing positions us to be the main benefactor. We are investing across technology, software, materials, and talent to capture increased market share that we expect will yield significant returns and sustained profitability in the years to come.”

Financial Outlook: (TBD)

Based on current market conditions and assuming that the impact related to the pandemic does not impede the economic environment further, the Company is reiterating and updating its outlook as follows:

●	Third quarter 2021 revenue of approximately 17% - 18% growth year-over-year. Fourth quarter revenue is expected to be sequentially higher than third quarter.

●	Full year operating expenses expected to rise approximately $30 million compared to 2020, primarily due to the return of employees to a full-time schedule starting January 1, 2021, as well as operating costs as the markets gradually re-open.
●	Full year capital expenditures anticipated to range from $24 million to $30 million.
●	Longer term, the Company continues to expect significant leverage benefit from its investments as revenue growth should start to accelerate in 2022 and beyond.

Stratasys Ltd. Second Quarter 2021 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its second quarter 2021 financial results on Thursday, August 5, 2021 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/46027/indexl.html

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2021, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; the strength and duration of, and degree of recovery from, the COVID-19 pandemic in the markets in which we operate; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 1, 2021 (the “2020 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2020 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2021, which will be furnished to the SEC throughout 2021 (including on or about the date hereof), and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	June 30,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$343,733	$272,092
Short-term deposits	179,000	27,000
Accounts receivable, net of allowance for credit losses of $0.8 and $0.9 million as of June 30, 2021 and December 31, 2020	109,969	106,068
Inventories	124,227	131,672
Prepaid expenses	7,288	6,717
Other current assets	21,189	16,943

Total current assets	785,406	560,492

Non-current assets
Property, plant and equipment, net	201,080	201,232
Goodwill	39,686	35,694
Other intangible assets, net	124,257	131,569
Operating lease right-of-use assets	17,514	21,298
Other non-current assets	55,081	39,717

Total non-current assets	437,618	429,510

Total assets	$1,223,024	$990,002

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$42,001	$16,987
Accrued expenses and other current liabilities	30,134	31,061
Accrued compensation and related benefits	29,270	25,659
Deferred revenues - short term	48,943	49,165
Operating lease liabilities - short term	8,248	9,282

Total current liabilities	158,596	132,154

Non-current liabilities
Deferred revenues - long term	15,661	14,227
Operating lease liabilities - long term	9,553	12,567
Contingent consideration	40,436	37,400
Other non-current liabilities	37,206	34,059

Total non-current liabilities	102,856	98,253

Total liabilities	261,452	230,407

Redeemable non-controlling interests	227	227

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 65,396 thousands shares and 56,617 thousands shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	181	155
Additional paid-in capital	2,992,833	2,753,955
Accumulated other comprehensive loss	(6,703)	(8,846)
Accumulated deficit	(2,024,966)	(1,985,896)
Total equity	961,345	759,368

Total liabilities and equity	$1,223,024	$990,002

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$100,305	$73,877	$190,629	$157,049
Services	46,700	43,746	90,565	93,481
	147,005	117,623	281,194	250,530

Cost of sales
Products	49,731	39,969	96,651	79,217
Services	34,004	33,918	65,696	67,707
	83,735	73,887	162,347	146,924

Gross profit	63,270	43,736	118,847	103,606

Operating expenses
Research and development, net	22,437	21,303	43,038	45,497
Selling, general and administrative	63,557	51,711	116,891	107,287
	85,994	73,014	159,929	152,784

Operating loss	(22,724)	(29,278)	(41,082)	(49,178)

Financial income (expenses), net	(372)	149	(749)	(680)

Loss before income taxes	(23,096)	(29,129)	(41,831)	(49,858)

Income tax benefit	(4,368)	(2,128)	(5,310)	(1,907)

Share in losses of associated companies	(1,431)	(950)	(2,549)	(1,788)

Net loss	(20,159)	(27,951)	(39,070)	(49,739)

Net income (loss) attributable to non-controlling interests	-	35	-	(50)

Net loss attributable to Stratasys Ltd.	$(20,159)	$(27,986)	$(39,070)	$(49,689)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.31)	$0.51	$(0.63)	$(0.91)
Diluted	$(0.31)	$0.51	$(0.63)	$(0.91)

Weighted average ordinary shares outstanding
Basic	64,908	54,917	61,796	54,733
Diluted	64,908	54,917	61,796	54,733

		Three Months Ended June 30,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$63,270	$6,616	$69,886	$43,736	$9,612	$53,348
	Operating income (loss) (1,2)	(22,724)	20,133	(2,591)	(29,278)	21,228	(8,050)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(20,159)	18,581	(1,578)	(27,986)	20,634	(7,352)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.31)	$0.29	$(0.02)	$(0.51)	$0.38	$(0.13)

(1)	Acquired intangible assets amortization expense		5,518			4,065
	Non-cash stock-based compensation expense		788			497
	Restructuring and other related costs		310			5,050
			6,616			9,612

(2)	Acquired intangible assets amortization expense		2,200			2,125
	Non-cash stock-based compensation expense		7,189			5,614
	Restructuring and other related costs		350			3,798
	Revaluation of investments		2,201			-
	Contingent consideration		202			-
	Other expenses		1,375			79
			13,517			11,616
			20,133			21,228

(3)	Corresponding tax effect		(1,637)			(669)
	Equity method related amortization, divestments and impairments		85			75
			$18,581			$20,634

(4)	Weighted average number of ordinary shares outstanding- Diluted	64,908		64,908	54,917		54,917

		Six Months Ended June 30,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$118,847	$13,685	$132,532	$103,606	$14,026	$117,632
	Operating income (loss) (1,2)	(41,082)	35,918	(5,164)	(49,178)	32,719	(16,459)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(39,070)	33,692	(5,378)	(49,689)	31,771	(17,919)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.63)	$0.55	$(0.09)	$(0.91)	$0.58	$(0.33)

(1)	Acquired intangible assets amortization expense		10,873			8,130
	Non-cash stock-based compensation expense		1,422			899
	Restructuring and other related costs		1,390			4,997
			13,685			14,026

(2)	Acquired intangible assets amortization expense		4,393			4,267
	Non-cash stock-based compensation expense		13,760			10,119
	Restructuring and other related costs		2,159			3,829
	Revaluation of investments		(1,469)			-
	Contingent consideration		393			-
	Other expenses		2,997			478
			22,233			18,693
			35,918			32,719

(3)	Corresponding tax effect		(2,394)			(1,100)
	Equity method related amortization, divestments and impairments		168			152
			$33,692			$31,771

(4)	Weighted average number of ordinary shares outstanding- Diluted	61,796		61,796	54,733		54,733